UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38261

Kaixin Holdings

(Registrant’s name)

Complex Building Room 211

18 Dong Quan Avenue

Luoyang Town, Taishun County

Wenzhou, Zhejiang Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CONTENTS

Issuance of Additional Shares in Connection with the Acquisition of Hongkong Taohaoche Limited

As previously disclosed in the Form 6-K of the Kaixin Holdings (“Kaixin” or the “Company”) filed with the Securities and Exchange Commission (“SEC”) on August 27, 2026, on August 26, 2026, the Company, Jet Sound Hong Kong Company Limited (the “Purchaser”), a wholly owned subsidiary of the Company, Hsiao-Ching Chiu (the “Seller”), and AUTOA2A. LTD. entered into a securities purchase agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to acquire the entire equity interest in Hongkong Taohaoche Limited (the “Target Company”). The Company agreed to issue 10,000,000 newly issued Class A ordinary shares to the Seller as consideration (the “Consideration Shares”), which shall be held in escrow and be released subject to performance targets as set forth in the Purchase Agreement. Upon completion, the Target Company became an indirect wholly owned subsidiary of the Company.

Since the execution date of the Purchase Agreement on August 26, 2026, the Company’s stock price has declined substantially, from over $5.00 per share to under $1.50 per share. The Consideration Shares have lost more than 70% of their market value.

On September 3, 2026, the board of directors of the Company approved the issuance of an additional 10,000,000 Class A ordinary shares (the “Additional Shares”) to the Seller, which shall be held in escrow and be released subject to the six-year performance targets as set forth in the Purchase Agreement, as a result of the substantial decrease in market value of the Consideration Shares.

The foregoing is only a brief description of the material terms of the Purchase Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder. Such description is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 99.1 to the Form 6-K of the Company filed with the Securities and Exchange Commission on August 27, 2026 and is incorporated herein by reference. This content does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Incorporation By Reference

This Report on Form 6-K and any exhibits hereto shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-291748) and Form S-8 (File No. 333-296850) of the registrant and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Safe Harbor Statement

This Report may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’ annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by the Company with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kaixin Holdings

Date: September 4, 2026	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer